HYPERTENSION DIAGNOSTICS, INC. “HDII”

550 Highway 7 East, Unit 316
Ontario, Canada L4B3Z4

Re:	Hypertension Diagnostics, Inc.
Form 10K for the Fiscal Year Ended December 31, 2018 Filed September 18, 2019 File No. 000-24635

In response to the letter from the Securities and Exchange Commission, dated December 17, 2019.

To: Securities and Exchange Commission,

Hypertension Diagnostics Inc., and I, Liangjian Peng (Jeff), CEO of Hypertension Diagnostics Inc., received a Letter from the Securities and Exchange Commission reflecting that after their initial review of HDII's Form 10-K filed for both 2017 and 2018 and Quarterly Reports on Form 10-Q for each of the Quarters ended 2019, these filings fail in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the form requirements.

Hypertension Diagnostics, Inc., would like to apologize; all of these filings were inadvertently filed by mistake.

The Company intended to file the “Basic Disclosure Statements” required by the OTC Markets, to meet the OTC Markets Requirements ONLY. However, inadvertently these Forms were filed by mistake due to a miscommunication by and between the Service Provider that the Company uses for EDGARIZING, and the Company's Management.

Hypertension Diagnostics Inc., and its Management would like to offer a sincere apology to the Securities and Exchange Commission for this inadvertent mistake.

Management intends to file with OTC Markets as a non-reporting or un-audited Company, meeting the requirements only of the OTC Markets. The Company is currently financially unable to meet the requirement of the Securities and Exchange Commission and is unable to bring these aforementioned filings compliant. Since we are a voluntary filer, we have no intention at this time of making any additional filings with Securities and Exchange Commission.

Management accepts full responsibility for the inadvertent mistake.

Sincerely,

/s/ Liangjian Peng

Liangjian Peng, CEO

February 13, 2020